UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)



GULFPORT ENERGY CORP
--------------------------------------------------------------------------------
(Name of Issuer)


Common
--------------------------------------------------------------------------------
(Title of Class of Securities)


402635304
--------------------------------------------------------------------------------
(CUSIP Number)


December 31, 2015
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(Date of Event Which Requires Filing Of This Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

(X) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)





























                                   13G
CUSIP     402635304

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   198,463
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   8,787,215
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     8,787,215
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     8.1%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     HC
--------------------------------------------------------------------------------



















                                   13G
CUSIP     402635304

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   17,826
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   8,605,374
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     8,605,374
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     8.0%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------



















                                   13G
CUSIP     402635304

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   180,637
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   181,841
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     181,841
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     0.2%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------



















Item 1(a)  Name of Issuer:

GULFPORT ENERGY CORP
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Item 1(b)  Address of Issuer's Principal Executive Offices:

14313 North May Avenue
Suite 100
Oklahoma City, OK 73134
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Item 2(a)                    		Item 2(b)

Name of Person Filing:       		Address or principal business office or,
                             		if none, residence:

Putnam Investments, LLC d/b/a  		One Post Office Square
Putnam Investments ("PI")     		Boston, Massachusetts 02109
on behalf of itself and:

Putnam Investment Management   		One Post Office Square
Management, LLC. ("PIM")     		Boston, Massachusetts 02109

The Putnam Advisory          		One Post Office Square
Company, LLC. ("PAC")         		Boston, Massachusetts 02109
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Item 2(c) Citizenship:
PI, PIM and PAC are limited liability companies organized under Delaware law.
--------------------------------------------------------------------------------

Item 2(d) Title of Class of Securities:
Common
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Item 2(e) Cusip Number:
402635304
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Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), check whether the person filing is a:


(a)( )  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)( )  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


(c)( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)( )	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C 80a-8);

(e)(X)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)( ) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)(X) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)( ) 	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);

(i)( )	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)( )	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)( ) 	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a
	non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________





























Item 4. Ownership

				PIM*	+	PAC*	=	PI**
				----		----		----

(a)  Amount Beneficially        8,605,374       181,841         8,787,215
     Owned:

(b)  Percent of Class:          8.0%            0.2%            8.1%

(c)  Number of shares as to
     which the person has:

 (1) Sole power to vote         17,826          180,637         198,463
     or to direct the vote;
     (but see Item 7)

 (2) Shared power to vote   	NONE          	NONE         	NONE
     or to direct the vote;
     (but see Item 7)

 (3) Sole power to dispose
     or to direct the           8,605,374       181,841         8,787,215
     disposition of;
     (but see Item 7)

 (4) Shared power to
     dispose or to direct   	NONE         	NONE          	NONE
     the disposition of;
     (but see Item 7)


 * Investment adviser subsidiary of PI
** Parent company to PIM and PAC





























Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following   ( )


Item 6. Ownership of More than Five/Ten Percent on Behalf of Another Person:

Clients of or the persons filing this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13G. Unless otherwise indicated by the persons filing this Schedule 13G, no person's interest relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

PI, wholly owns two registered investment advisers: PIM, which is the investment adviser to the Putnam family of mutual funds and PAC, which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispositive power over the shares as investment managers. In the case of shares held by the Putnam mutual funds managed by PIM, the mutual funds, through their boards of trustees, have voting power. Unless otherwise indicated, PAC has sole voting power over the shares held by its institutional clients.

On June 9, 2015, PIM, PAC and certain managed accounts (the "Funds") and certain other entities and individuals affiliated with Putnam (the "Other Putnam Investors") entered into a Voting Rights Waiver Agreement (the "Agreement") with the issuer in connection with a sale of shares to the Funds. Pursuant to the Agreement, Putnam, PIM, PAC, the Funds and the Other Putnam Investors have agreed to waive all voting rights that they may have in respect of any voting securities issued by the issuer that exceed, in the aggregate, 4.99% of the total voting rights exercisable by the issuer's outstanding voting securities. The Agreement provides for an apportionment of any voting rights waived by Putnam, PIM, PAC, the Funds or the Other Putnam Investors and expiration of the Agreement, among other terms, as set forth in the Agreement, which is included as Exhibit 4.1 to the issuer's Current Report on Form 8-K dated June 12, 2015.

Pursuant to Rule 13d-4, PI declares that the filing of this Schedule
13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this
Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.


Item 8. Identification and Classification of Members of the Group:

Not applicable.


Item 9. Notice of Dissolution of Group:

Not applicable


Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Putnam Investments, LLC

	/s/  Harold P. Short Jr.
BY:   	-------------------------------------
        Signature


        Name/Title:	Harold P. Short Jr.

        		Director, Trade Oversight Compliance
			and International Compliance

        Date:     	February 16, 2016


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC.,
The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).